UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-71029

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/12/24 (MM/DD/YY) AND ENDING 06/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PFAL Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

384 Tennessee Ave
(No. and Street)

Mill Valley	CA	94941
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Plotycia	(914) 262-1589	steve@sound-harbor.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Rd., Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

5/5/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victoria Taylor _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PFAL Securities, Inc. _____ , as of June 30 _____ , 2 025 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CLINTON DEAN JONES
COMM # 2397155
MARIN County
California Notary Public
Comm Exp Mar. 16, 2026

Signature: _Victoria Taylor_

Title: _President + CEO_

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable__*

PFAL Securities Inc.

**Statement of Financial Condition with Report of
Independent Registered Public Accounting Firm**

As of June 30, 2025



RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
PFAL Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PFAL Securities Inc. (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

September 18, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

PFAL SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2025

Assets

Cash	$	22,493
Prepaid expenses and other		1,544
Total assets	$	24,037

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	4,000
Total liabilities		4,000

Shareholders' equity

Common stock ($1.00 par value; 10,000 shares authorized; 100 shares issued and outstanding)		100
Additional paid in capital		64,285
Accumulated deficit		(44,348)
Total Shareholders' equity	$	20,037
Total liabilities and shareholders' equity	$	24,037

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Nature of operations

<u>Organization and Description of Business:</u>
PFAL Securities Inc. (the "Company") is a Delaware corporation. On April 12, 2024, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The primary business of the Company is to act as a financial advisor and placement agent of equity and debt financing for private companies, in addition to periodically providing mergers and acquisition advisory services.

NOTE 2 - Summary of significant accounting policies

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition
Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time ; how to allocate transaction prices where multiple performance obligations are identified ; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue for advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue would be reflected as contract liabilities.

Cash
The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

NOTE 3 - Transactions with related parties

The Company has an expense sharing agreement with Project Finance Advisory Limited ("PFAL"), a sister company. Under the terms of this agreement, the Company is required to pay PFAL for allocated expenses such as technology and other operating costs provided to the Company. No amounts were allocated to the Company pursuant to this agreement during the period ended June 30, 2025, as the Company did not use the services that are encompassed by this agreement.

The Company operates from office space provided by its chief executive officer at no cost to the Company.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE 4 - Regulatory requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2025, the Company had net capital of approximately $18,493 which exceeded the required net capital by approximately $13,493, and its ratio of aggreggate indebtedness to net capital was 0.22 to 1.00.

NOTE 5 - Subsequent events

Subsequent events were evaluated through the date the financial statements were issued.

NOTE 6 - Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at June 30, 2025.

NOTE 7 - Income taxes

The Company is a C corporation for tax purposes and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of the state income tax statutes.

Under the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed.

The provision for income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The provision for income tax consists of the following components:

Current income tax expense	-
Deferred income tax benefits	-
Total Provision for Income Taxes	-

As of June 30, 2025, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income of future years of approximately $34,100. A deferred tax asset from the net operating loss carryforward of approximately $9,600 at June 30, 2025 has been fully reserved as there is less than a 50% probability that it will be realized.

NOTE 8 - Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of placement and advisory services. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.